

June 9, 2008

Via Facsimile at (216) 241-0816 and U.S. Mail

Michael D. Phillips, Esq.
Calfee, Halter & Griswold LLP
1400 Key Bank Center
800 Superior Avenue
Cleveland, Ohio 44114

> **Re: Everflow Eastern Partners, L.P.**
> **Schedule TO-I/A Filed May 30, 2008**
> **SEC File No. 5-42364**

Dear Mr. Phillips:

We have the following comments on your filing.

Schedule TO
Offer to Purchase

1.   Refer to comment four. You state in your revised disclosure that the Annual Financial Statements are "attached hereto as Exhibit (a)(4)." We were unable to locate the exhibit with your filing. Please file the exhibit.

2.   We note your response to comment 10, where you refer to the lack of current plans for the Partnership. Refer to Note E of the General Instructions to Schedule TO, which requires that you state in the Schedule that an item is either inapplicable or should be answered in the negative. Please revise Item 6 of your Schedule TO to respond in the negative to Item 1006(c) of Regulation M-A.

Introduction, page 5

3.   Refer to comment nine. We have reviewed the text of Article XI of the Partnership Agreement, which provides the basis for the calculation of the purchase price. To facilitate unit holder understanding of the price, please expand your disclosure to explain the basis for the Standardized Determination of Net Cash Flows. You may wish to

incorporate in the disclosure the explanation that you provided in the third paragraph of your response to our comment.

4.   In the second bullet point of comment nine, we asked you to tell us why a discount rate of 10% was chosen, and why you believe it is appropriate. Your response referred us to page five of the Offer to Purchase, which states that the discount rate is 10%. Please revise to address our comment.

Risk Factors, page 7

5.   We note your response to comment 11. The information you indicated at the bottom of page 5 in the Offer to Purchase is not responsive to our comment. Please explain the calculation that led you to determine that the adjusted book value of the company was $153,595,000. You may wish to incorporate the final paragraph of your response to this comment in your revised disclosure.

Certain Information About the Company, page 17

6.   Refer to the disclosure you have revised in response to our comment 16. We are still not able to locate the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A, the pro forma information required by Item 1010(b)(2) of Regulation M-A for the most recent fiscal year and the latest interim period, or other items expressly required by the summary information requirement contained in Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and interpretation I.H.7 in the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations. We note that the exhibit filing we refer to in comment 1 of this letter may correct this deficiency.

Closing Comments

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions